

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2017

Dr. Nelva Lee
Chief Executive Officer
MiTio, Inc.
289 Jonesboro Rd,
McDonough, Georgia 30253

> **Re: MiTio, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 18, 2017**
> **File No. 024-10741**

Dear Dr. Lee:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Summary of Information in Offering Circular

1.   You describe the company as a shell with nominal operations, although you describe your business plan throughout the filing as though it were already operational. Please revise throughout to clarify what areas of your business are aspirational, under development or currently operational. For example, it is not clear whether the online training program, website and application are currently under development or operational. As another example, you refer to twenty MiTio courses that are currently available and which have been accredited by the International Interpreters Association, while elsewhere in the filing it seems that the courses are still in the development stage and that they have not received any accreditation.

2.   Please revise to add an explanatory introduction to the table that lists "Federal Government," "Health Organizations," and "Bilingual Individuals" as three separate markets. Clarify what is meant by the column labeled "Year of Introduction."

Government Regulation

3.   Please revise to be more specific about the types of laws and regulations that the
        company will be subject to, making clear how they are relevant to the company's
        business plan of providing training certificates as well as translation services in a medical
        setting. You need discuss in detail only those regulations that are reasonably likely to
        have a material impact on your future financial performance. We refer you to Item
        7(a)(2) of Form 1-A.

Directors, Executive Officers, and Significant Employees

4.   Please identify the members of your board of directors.

        We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
of Regulation A requires you to file periodic and current reports, including a Form 1-K which
will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions relating to the
financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at
(202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810
with any other questions.

                                                Sincerely,

                                                /s/ Celeste M. Murphy for

                                                Larry Spirgel
                                                Assistant Director
                                                AD Office 11 – Telecommunications

cc: Andy Altahawi